September 8, 2000


Mr. John N. Spinney, Jr., Partner
KPMG LLP
99 High Street
Boston, Massachusetts  02110


Dear Mr. Spinney:

On May 24, 2000, the Board of Trustees of the Cova Series Trust (the Trust) voted not to retain KPMG LLP as the independent auditors for the funds comprising of the Trust effective immediately. This action was recommended by the Trust's Audit Committee on May 24, 2000.

In accordance with the requirements of item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

Effective May 24, 2000, the Board of Trustees of the Trust voted not to retain KPMG LLP as the Trust's independent auditors. This action was recommended by the Trust's Audit Committee on May 24, 2000.

KPMG LLP's reports on the Trust's financial statements for fiscal years ended December 31, 1999 and 1998 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the Trust's fiscal years ended December 31, 1999 and 1998 and through May 23, 2000, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years.

A copy of your letter will be filed with the Securities and Exchange Commission along with this letter as an exhibit to each fund's next Form N-SAR (in accordance with Sub-Item 77k of Form N-SAR).

Sincerely,



Mark E. Reynolds
President